SIGMA LITHIUM ANNOUNCES FULL RESUMPTION
OF MINING-INDUSTRIAL OPERATIONS; SIGNED
A TAC AGREEMENT WITH THE STATE OF MINAS GERAIS;
EXPECTS TO PRODUCE 240,000t WITHIN 12 MONTHS

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HIGHLIGHTS

•	The Company’s industrial and mining operations returned to being fully back online following the signature of a TAC Agreement.
•	Sigma Lithium remains focused on ramping up mining operations and advancing its expansion plans, as per its 2Q 26 announcement:
○	240,000t of lithium oxide concentrate within 12 months; and
○	330,000t production in FY 27.
•	The Company has greenlighted the next stage of upgrades of the haulage fleet in cooperation with their manufacturer SANY.
○	Expects to increase fleet haulage capacity with 75t trucks and 98t excavators.

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Toronto, August 21, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing lithium materials to supply global producers of batteries for energy security in a responsible manner, announces that it has signed a Terms for Adjustment of Procedures agreement (“Termo de Ajuste de Conduta” or “TAC Agreement”) with the State of Minas Gerais.

MINING AND INDUSTRIAL OPERATIONS FULLY BACK ONLINE

Following the signing of the TAC Agreement, Sigma Lithium’s mining and industrial operations are fully back online, with the Company resuming its regular operating activities.

The Company remains focused on ramping up mining operations and advancing its expansion plans, as per its 2Q 26 announcement:

•	240,000t of lithium oxide concentrate within 12 months; and
•	330,000t production in FY 27.

Operations related to the sale of high-purity lithium fines consisting of reprocessed tailings, as well as other intermediate grade products, continued without disruption throughout the partial suspension of operations.

The signing of the TAC Agreement reflects Sigma Lithium’s continued engagement with Minas Gerais State authorities and the Company’s unwavering commitment to operating under the highest environmental and regulatory global framework in the Vale do Jequitinhonha, producing the Quintuple Zero Lithium. During negotiations, Minas Gerais environmental authorities reviewed an extensive amount of factual and quantitative environmental technical documentation provided by the Company.

Sigma Lithium estimates that the execution of the adjustments of environmental procedures under the TAC Agreement will require capex of approximately US$1,000,000. The Company agreed to the payment of up to US$540,000 for certain fines, related to environmental matters dating from 2013 to 2022.

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Sigma Lithium vehemently denies any wrongdoing with respect to the key claims raised in connection with the Company’s operations and reaffirms that the Company:

•	has not misrepresented information filed with environmental authorities since 2018;
•	has not commercially sold lithium materials prior to May 2023; and
•	denies claims alleging that two houses located outside Sigma Lithium’s licensed area have been negatively impacted by its activities. Nevertheless, the Company agreed to widen and gravel their access roads, as part of the TAC Agreement.

TAC AGREEMENT BACKGROUND

A TAC Agreement is a standardized form of agreement between regulators and corporates in Brazil. It translates into “terms for adjustment of procedures”. The adjustments of procedures must be mutually agreed between the regulatory body (federal or state) and the company. A significant majority of publicly traded companies in Brazil have TAC Agreements with various regulators (both federal and state), which are used to resolve corporate and environmental matters, as a TAC Agreement provides legal certainty for the company by clearly outlining actions to be undertaken and deadlines for their execution.

QUALIFIED PERSON

The qualified person (QP) for the technical information contained herein is Mr. Alexandre Rodrigues Cabral, P. Eng., member of the Ordre des Ingenieurs du Quebec (OIQ, membership number 105796), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Cabral is not considered an independent QP under NI 43-101 as he is a Sigma Lithium Director and Chair of the Company’s Technical Committee. Mr. Alexandre Rodrigues Cabral has reviewed and approved the technical and scientific content of this release.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Cleantech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double annual production capacity to 580,000 tonnes and plans a Phase 3 expansion to increase this further to 830,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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